Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 24 dated August 24, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PK83

ISIN:	US52517PK833

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$100,000,000

	Total	Per Note
Issue Price:	$100,000,000.00	100.00%
Accrued Interest:	122,055.56	0.12%
Agents’ Commission:	$(250,000.00)	(0.25)%
Proceeds to Lehman Brothers Holdings:	$99,872,055.56	99.87%

The Notes will be issued in an aggregate principal amount of $100,000,000 and will be a further issuance of, and form a single tranche with, the $850,000,000 aggregate principal amount of Medium–Term Notes, Series I, due August 21, 2009, that Lehman Brothers Holdings initially issued on August 21, 2006, as described in Pricing Supplement No. 19 dated August 14, 2006. The Notes will have the same CUSIP and ISIN numbers as the previously issued initial notes of this tranche and will trade interchangeably with such other notes of this tranche immediately upon settlement. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $950,000,000.

Agents:	Lehman Brothers
ING Financial Markets
Mellon Financial Markets, LLC

Agents’ Capacity:	☒ As principal ☐ As agent

☒                      The Notes are being offered at a fixed initial public offering price equal to the Issue Price plus accrued interest of $1.22 per note or $122,055.56 in the aggregate, from August 21, 2006 until August 29, 2006, the date Lehman Brothers Holdings expects to deliver the Notes.

☐                        The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	August 24, 2006

Issue Date:	August 29, 2006

Stated Maturity Date:	August 21, 2009

Date From Which Interest Accrues:	☐ Issue Date
☒ Other: August 21, 2006

☐	Fixed Rate Note

	Interest Rate per Annum:	%

☒	Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☒ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
		☐ Treasury Rate:	Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Index Maturity:	3 months

Spread:	Plus 0.10%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Each November 21, February 21, May 21 and August 21, commencing on November 21, 2006

Interest Determination Dates:	Two London business days prior to each Interest Reset Date

Interest Reset Dates:	In respect of the first interest period, the Issue Date, and in respect of each relevant interest period thereafter, the first day of such interest period

Calculation Agent:	Citibank, N.A.

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus. The portion of the purchase price of the Notes attributable to accrued interest should not be included in your basis of the Notes and instead should reduce the amount of your interest income attributable to the first stated interest payment.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes

Lehman Brothers Inc.	$98,000,000
ING Financial Markets LLC	1,000,000
Mellon Financial Markets, LLC	1,000,000
Total	$100,000,000

The Agents are committed to take and pay for all of the Notes, if any are taken.  The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.15% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.075% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider.  Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system.  Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.